CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OCCO and Oliver T. Carr, Jr.

         CarrPark, Inc., a subsidiary of OCCO, a stockholder of the Company whose chairman, president and trustee of the majority stockholder is Oliver T. Carr. Jr., manages certain of the parking garages in the Company's properties for fees ranging from 24 to 62 percent of gross receipts from garage operations. CarrPark, Inc. is responsible for payment of all garage operating expenses. Fees paid by the Company to CarrPark, Inc. for 1996 totaled $1.9 million.

         The Company leases office space from a partnership affiliated with OCCO. Rent expense amounted to $1.1 million in 1996 under the lease. Future minimum payments under the lease are $.9 million in 1997 and $.4 million in 1998.

         Carr Development and Construction was a division of OCCO until April 30, 1996 when the Company acquired it for $1.75 million. Carr Development and Construction was the development manager of 1717 Pennsylvania Avenue during 1995 and a portion of 1996. OCCO earned fees of $.2 million in 1996.

         Carr Real Estate Services, Inc. provides management and leasing services to properties owned by partnerships in which OCCO and/or Oliver T. Carr, Jr. (as well as A. James Clark and ELAS in some circumstances) have interests. Management fees are generally equal to 2% to 3% of collected revenue from the managed property, and leasing fees are generally equal to 1.5% to 2% of the rent payable over the life of the lease. Carr Real Estate Services, Inc. received revenue from these affiliated partnerships of $6.9 million for 1996.

         Oliver T. Carr, Jr., as beneficial owner of the majority of shares of OCCO, also has an indirect material interest in the transactions involving OCCO described above.

Clark Enterprises, Inc. and A. James Clark

         A wholly-owned subsidiary of Clark Enterprises, Inc., a Unitholder of Carr Realty, L.P., has provided construction management services to the Company. In connection with these services, the Company paid $1.3 million in 1996. Additionally, a wholly-owned subsidiary of Clark Enterprises, Inc. received a total of $19.6 million during the years of 1996, 1995 and 1994 under a construction contract for the Booz-Allen & Hamilton Building (in which the Company is a 50% joint venturer).

The Equitable Life Assurance Society of the United States

         The Equitable Life Assurance Society of the United States ("ELAS"), an affiliate of an entity of which one of the Company's directors serves as an officer and director, leases approximately 10,000 square feet of office space from the Company. Rent of $.3 million was received by the Company in 1996.

         Carr Real Estate Services, Inc. provides management and leasing services to properties owned by partnerships in which ELAS has interests. In addition to revenue received from partnerships in which OCCO also has an interest (as described above), Carr Real Estate Services, Inc. received revenue of $.6 million for 1996 from partnerships in which ELAS has an interest.


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Security Capital Affiliates

         The Company paid Security Capital Markets Group, an affiliate of US Realty, a placement fee of $.4 million in 1996 for services rendered in connection with the sale of 1,740,000 shares of Series A Preferred Stock issued in October 1996.

         During 1996, payments of $1.1 million were made to Security Capital Investment Research Incorporated, an affiliate of US Realty, for services rendered in connection with the acquisition of operating and development properties.